UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2022

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

This report on Form 6-K is being filed by Credit Suisse Group AG and Credit Suisse AG and is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-238458) and the Registration Statements on Form S-8 (file nos. 333-101259, 333-208152 and 333-217856), except for the quotes from the Chairman of the Board of Directors and Group CEO, the sentences containing biographical information as well as the sentence “Further information about Credit Suisse can be found at www.credit-suisse.com.” Information contained on our website or referenced in this report via website links is not incorporated by reference into this report.

Media release

Ad hoc announcement pursuant to Art. 53 LR

Credit Suisse Group announces appointments to the Executive Board

Zurich, August 22, 2022 – Credit Suisse Group today announces the appointments of Dixit Joshi as Chief Financial Officer and Francesca McDonagh as Group Chief Operating Officer. They will both join the Executive Board. Michael J. Rongetti is named as ad interim Chief Executive Officer of the Asset Management division. All three will report directly to Group CEO Ulrich Körner. Francesco De Ferrari, CEO of the Wealth Management division, is appointed CEO of the Europe, Middle East and Africa (EMEA) region after serving in this role on an ad interim basis since January 2022.

Dixit Joshi rejoins Credit Suisse, taking up the role of CFO on October 1, 2022. He will replace David Mathers who decided to step down after more than 11 years in his role as previously communicated. For the past five years, Dixit Joshi served as Group Treasurer at Deutsche Bank, where he played a key part in the bank’s restructuring while overhauling the firm’s balance sheet. During his career spanning three decades, he held various senior investment banking roles across different geographies, helping oversee a series of businesses as well as complex transformation projects. Previously, Dixit Joshi served as Deutsche Bank’s Head of the Fixed-Income Institutional Client Group, Listed Derivatives and Markets Clearing as well as Head of Global Prime Finance and as Head of APAC Equities in Hong Kong. Before joining Deutsche Bank in 2011, Dixit Joshi held senior roles at Barclays Capital. Between 1995 and 2003, he worked for Credit Suisse in New York and London, having started his career in 1992 at Standard Bank of South Africa. Dixit Joshi has a Bachelor of Science in Actuarial Science and Statistics from the University of Witwatersrand, South Africa. He will be based in Zurich.

Francesca McDonagh, who was previously announced as CEO of the EMEA region, is appointed Group Chief Operating Officer, starting on September 19, 2022. This new role will support the Group CEO in the steering and strategic development of the Group including operational and cost transformation. She will also lead the enterprise architecture development, including focusing on organizational design and bank-wide efficiencies. Francesca McDonagh most recently served as Group CEO at the Bank of Ireland after holding several senior management roles at HSBC Group. She will be based in Zurich.

Francesco De Ferrari, CEO of the Wealth Management division, who has acted as ad interim CEO of the EMEA region, is appointed to take over the role on a permanent basis with immediate effect.

Michael J. Rongetti will take over as ad interim CEO of the Asset Management division with immediate effect, replacing Ulrich Körner who was appointed Group CEO. In addition, he will continue to serve as Head of Asset Management Americas and Global Head of Investments and Partnerships. Previously, Michael J. Rongetti was CFO of the Asset Management Division (2012 to 2021) as well as CFO for Private Banking Wealth Management Products (2013 to 2015). He joined Credit Suisse in 1998 and will continue to be based in New York.

In addition, Michael Bonacker is appointed Group Head of Transformation, leading the operating model and cost transformation work for the Group. He will start his new role on September 1, 2022, reporting to Francesca McDonagh once she joins the company. Michael Bonacker is currently Vice Chairman of Investment Banking & Capital Markets EMEA and a member of the Client Advisory Group. Before joining Credit Suisse in February 2022, Michael Bonacker worked as Global Senior Advisor for Oliver Wyman and also served as Head of Corporate Development at UBS Group. In a career spanning more than 30 years, he also held leadership positions at BHF-Bank, Commerzbank, Lehman Brothers/Nomura, Deutsche Bank and McKinsey. He will be based in Zurich.

Axel P. Lehmann, Chairman of the Board of Directors, said: “I am delighted to welcome Dixit, Francesca, Michael and Michael to their new roles. Dixit and Francesca are joining Credit Suisse with impressive track records, adding a wealth of experience at this important juncture. All four are expected to drive our strategic and operational transformation into the future, with the clear objective to position Credit Suisse for a successful future and realize its full potential.”

August 22, 2022

Media release

Ulrich Körner, Group CEO, said: “I would like to welcome Dixit and Francesca to Credit Suisse, while congratulating Michael and Michael on taking their respective new roles. They all join with extensive professional experience and a profound knowledge of the financial services industry, as we accelerate our efforts to make Credit Suisse a stronger, simpler and more efficient Group with more sustainable returns. Dixit has an impressive turnaround track-record, with a broad experience across a range of investment-banking businesses, which will be invaluable on our journey in transforming the Investment Bank into a highly competitive Banking and more sustainable Markets business that complements Wealth Management and the Swiss Bank. I would like to thank Francesco for taking on the role of CEO of the EMEA region on top of his responsibilities as CEO of the Wealth Management division. At the same time, I would like to thank David for his many years of service and his continued commitment to Credit Suisse, helping ensure a smooth transition period.”

Contact details

Kinner Lakhani, Investor Relations, Credit Suisse
Tel: +41 44 333 71 49
Email: investor.relations@credit-suisse.com

Dominik von Arx, Corporate Communications, Credit Suisse
Tel: +41 844 33 88 44
Email: media.relations@credit-suisse.com

Credit Suisse
Credit Suisse is one of the world's leading financial services providers. Our strategy builds on Credit Suisse's core strengths: its position as a leading wealth manager, its specialist investment banking capabilities and its strong presence in our home market of Switzerland. We seek to follow a balanced approach to wealth management, aiming to capitalize on both the large pool of wealth within mature markets as well as the significant growth in wealth in Asia Pacific and other emerging markets, while also serving key developed markets with an emphasis on Switzerland. Credit Suisse employs approximately 51,410 people. The registered shares (CSGN) of Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Cautionary statement regarding forward-looking information
This document contains statements that constitute forward-looking statements. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:
• our plans, targets or goals;
• our future economic performance or prospects;
• the potential effect on our future performance of certain contingencies; and
• assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements.
By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, targets, goals, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to:

• the ability to maintain sufficient liquidity and access capital markets;
• market volatility, increases in inflation and interest rate fluctuations or developments affecting interest rate levels;
• the ongoing significant negative consequences, including reputational harm, of the Archegos and supply chain finance funds matters, as well as other recent events, and our ability to successfully resolve these matters;
• our ability to improve our risk management procedures and policies and hedging strategies;
• the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular, but not limited to, the risk of negative impacts of COVID-19 on the global economy and financial markets, Russia’s invasion of Ukraine, the resulting sanctions from the US, EU, UK, Switzerland and other countries and the risk of

August 22, 2022

Media release

continued slow economic recovery or downturn in the EU, the US or other developed countries or in emerging markets in 2022 and beyond;
• the emergence of widespread health emergencies, infectious diseases or pandemics, such as COVID-19, and the actions that may be taken by governmental authorities to contain the outbreak or to counter its impact;
• potential risks and uncertainties relating to the severity of impacts from COVID-19 and the duration of the pandemic, including potential material adverse effects on our business, financial condition and results of operations;
• the direct and indirect impacts of deterioration or slow recovery in residential and commercial real estate markets;
• adverse rating actions by credit rating agencies in respect of us, sovereign issuers, structured credit products or other credit-related exposures;
• the ability to achieve our strategic initiatives, including those related to our targets, ambitions and goals, such as our financial ambitions as well as various goals and commitments to incorporate certain environmental, social and governance considerations into our business strategy, products, services and risk management processes;
• the ability of counterparties to meet their obligations to us and the adequacy of our allowance for credit losses;
• the effects of, and changes in, fiscal, monetary, exchange rate, trade and tax policies;
• the effects of currency fluctuations, including the related impact on our business, financial condition and results of operations due to moves in foreign exchange rates;
• geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as Russia’s invasion of Ukraine;
• political, social and environmental developments, including climate change;
• the ability to appropriately address social, environmental and sustainability concerns that may arise from our business activities;
• the effects of, and the uncertainty arising from, the UK’s withdrawal from the EU;
• the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
• operational factors such as systems failure, human error, or the failure to implement procedures properly;
• the risk of cyber attacks, information or security breaches or technology failures on our reputation, business or operations, the risk of which is increased while large portions of our employees work remotely;
• the adverse resolution of litigation, regulatory proceedings and other contingencies;
• actions taken by regulators with respect to our business and practices and possible resulting changes to our business organization, practices and policies in countries in which we conduct our operations;
• the effects of changes in laws, regulations or accounting or tax standards, policies or practices in countries in which we conduct our operations;
• the discontinuation of LIBOR and other interbank offered rates and the transition to alternative reference rates;
• the potential effects of changes in our legal entity structure;
• competition or changes in our competitive position in geographic and business areas in which we conduct our operations;
• the ability to retain and recruit qualified personnel;
• the ability to protect our reputation and promote our brand;
• the ability to increase market share and control expenses;
• technological changes instituted by us, our counterparties or competitors;
• the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
• acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets; and
• other unforeseen or unexpected events and our success at managing these and the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, including the information set forth in “Risk factors” in I – Information on the company in our Annual Report 2021.

Disclaimer
This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change. It has been prepared solely for information purposes and for the use of the recipient. It does not constitute an offer or an invitation by or on behalf of Credit Suisse to any person to buy or sell any security. Any reference to past performance is not necessarily a guide to the future. The information and analysis contained in this publication have been compiled or arrived at from sources believed to be reliable but Credit Suisse does not make any representation as to their accuracy or completeness and does not accept liability for any loss arising from the use hereof.

Copyright © 2022 Credit Suisse Group AG and/or its affiliates. All rights reserved.

The English language version of this document is the controlling version.

August 22, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrants)

	By:	/s/ Reto Hösli
Reto Hösli
Director

/s/ Annina Müller
Annina Müller
Date: August 22, 2022		Vice President